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                          March 18, 2024

       David J. Gladstone
       Chairman and Chief Executive Officer
       Gladstone Commercial Corporation
       1521 Westbranch Drive, Suite 100
       McLean, VA 22102

                                                        Re: Gladstone
Commercial Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 13,
2024
                                                            File No. 333-277877

       Dear David J. Gladstone:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Abby E. Brown, Esq.